September 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Eventbrite, Inc.

Registration Statement on Form S-1

File No. 333-226978

Acceleration Request

Requested Date:                       September 19, 2018

Requested Time:                      4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between September 7, 2018 and September 14, 2018 at 5:00 p.m., Eastern Time, approximately 5,445 copies of the Preliminary Prospectus of Eventbrite, Inc., a Delaware corporation (the “Registrant”), dated September 7, 2018 were distributed by the underwriters to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on September 19, 2018, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC ALLEN & COMPANY LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ George C. Lee II
Name: George C. Lee II
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Name: Greg Chamberlain
Title: Managing Director

ALLEN & COMPANY LLC

By:	/s/ Peter Dilorio
Name: Peter Dilorio
Title: General Counsel

cc:

Julia Hartz

Randy Befumo

Samantha Harnett

Eventbrite, Inc.

Anthony McCusker

An-Yen Hu

Goodwin Procter LLP

Rezwan Pavri

Andrew Hill

Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Underwriter Acceleration Request]